September 29, 2014

Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Galenfeha, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed September 29, 2014
File No. 333-188800

Dear Ms. Long:

On behalf of Galenfeha, Inc., registrant in the above referenced registration statement, the registrant hereby requests that the Division, acting pursuant to delegated authority, declare the registration statement effective at 12:00 noon Eastern Time on October 6, 2014, or as soon thereafter as practicable. The registrant acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

/s/ James Ketner
James Ketner
President/Chief Executive Officer